

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2012

<u>Via E-mail</u>
John Maute
Chief Executive Officer
E-Waste Corp.
520 Stokes Road, Suite C1
Medford, NJ 08055

> **Re: E-Waste Corp.**
> **Registration Statement on Form S-1**
> **Filed March 21, 2012**
> **File No. 333-180251**

Dear Mr. Maute:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that you may be a blank check company as defined in Rule 419 of Regulation C in view of the following:

   - You are a development stage company issuing penny stock;

   - You have not yet commenced operations;

   - You have no revenues and have conducted no business activity;

   - You have no assets, except for $8,308 consisting entirely of cash.

   - You will be unable to develop your business plan until you secure the full $36,000 financing from this offering.

- You will be unable to implement your business plan without substantial additional funding; and

- Your registration statement contains only general disclosure related to the nature of your business plan.

   Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us with a detailed explanation as to why Rule 419 does not apply to this offering, and disclose a specific business plan for the next twelve months. In providing the specific business plan, you should also disclose your day-to-day operations. Please also refer to Interpretive Response 616.02 of our Compliance & Disclosure Interpretations for Securities Act Rules, and SEC Release No. 33-6932 (April 13, 1992) for our views on the applicability of Rule 419. These materials can be found on our website.

2. Please prominently disclose that you are a shell company, as defined in Rule 405 of Regulation C. Also, please revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being a shell company.

3. Please ensure that the amounts you disclose throughout the filing agree to the amounts presented on the face of the financial statements. For example, you have presented amounts on pages 5, 6, 20, 24, 25, and F-8 that do not agree to the amounts presented on the face of the financial statements. This is not meant to be an all-inclusive list. In addition, you disclose that your working capital is $8,308 on page 5 and $6,900 on page 26. Given that working capital is defined as current assets less current liabilities, it appears your working capital is actually $6,308. Please revise.

Table of Contents, page 2

4. Please remove the asterisked items in your table of contents or provide an appropriate page reference for each of them.

5. Please remove the dealer prospectus deliver obligation notice from page two and, if appropriate, relocate it to the outside back cover page of your prospectus. See Item 502(b) of Regulation S-K.

Summary Information, page 3

Business Summary, page 4

6. Please clarify your disclosure here and elsewhere regarding the progress you will be able to make toward developing and implementing your business plan if you sell less than the full amount of shares covered by the registration statement. We note, for example, your disclosure on page four that you "intend to advance [y]our business whether at a 35%,

50%, 75% or 100% level of financing" but then on page five you indicate that you "will not have the necessary capital to develop [y]our business plan until [you] are able to secure the $36,000 financing from this offering assuming all the shares offered are sold."

Business Description, page 17

Opportunity / Benefits, page 20

7. Please clarify the following sentence on page 20: "There can be no assurance that we are unable to secure financing we will not be able to develop the e-waste service."

Competition, page 20

8. Please identify the principal methods of competition in your intended market. See Item 101(h)(4)(iv) of Regulation S-K.

9. Please correct the reference to the non-working link provided under this heading.

Legal Proceedings, page 21

10. Please relocate the second paragraph under this heading to a more appropriate location in your prospectus, such as under the heading "Reports to Security Holders" also on page 21.

Market for Common Equity and Related Stockholder Matters, page 21

11. Please include the information required by Item 201(a)(2) of Regulation S-K. In this regard, please ensure that you discuss the amount of common equity that could be resold under Rule 144, as required by Item 201(a)(2)(ii). Note that disclosure regarding the resale of shares sold in this offering should specifically discuss Securities Act Rule 144(i), which clarifies that holders of securities of shell companies may not use Rule 144 for resales until 12 months after the company has reported Form 10 information reflecting the company's status as no longer being a shell company.

Indemnification of Officers and Directors, page 25

12. Currently, this section appears in the middle of your MD&A, in between your Results of Operations and Liquidity disclosures. Please remove it to a different part of the prospectus.

Management, page 28

Business Experience, page 28

13. Please briefly describe "industrial and commercial instrumentation" work. We note that much of Mr. Maute's experience derives from such work.

Certain Relationships and Related Transactions, page 32

14. Please revise your disclosure to clarify whether any other related party transactions occurred since your inception, rather than since your "audit date." See Items 404(c) and (d)(2) of Regulation S-K.

Index to Financial Statements, page F-1

Note 8 – Subsequent Events, page F-9

15. Please enhance your disclosure to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Exhibits and Financial Statement Schedules, page 46

Exhibit 23.1

16. Please file an updated consent from your independent auditor to provide consent to the reference of its name in the registration statement under the heading "Interest of Named Experts and Counsel."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Diane J. Harrison, Esq.
        Harrison Law, P.A. (via E-mail)